FORM 11-K SECURITIES AND EXCHANGE COMMISSION WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission file number 1-13810

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOCKET COMMUNICATIONS, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOCKET COMMUNICATIONS, INC. 37400 CENTRAL COURT NEWARK, CA 94560

Socket Communications, Inc.
401(k) Plan
Financial Statements
December 31, 2002

SOCKET COMMUNICATIONS, INC.
401(k) PLAN

Financial Statements
December 31, 2002

Table of Contents

Page
Independent Accountants' Report	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
Socket Communications, Inc.
401(k) Plan

We have audited the financial statements of the Socket Communications, Inc. 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and for the year ended December 31, 2002, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 12, 2003

SOCKET COMMUNICATIONS, INC.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001
Assets:
Investments, at fair value	$ 1,058,727	$ 924,834
Participant loans	5,750	--

Assets held for investment purposes	1,064,477	924,834
Other receivables	1,600	26

Net assets available for benefits	$ 1,066,077	$ 924,860

See notes to financial statements

SOCKET COMMUNICATIONS, INC.
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

Additions to net assets attributed to:
Investment income:
Dividends and interest	$ 10,125
Net realized and unrealized depreciation in fair value of investments	(266,836)

(256,711)

Contributions:
Participants'	270,034

Total additions	13,323

Deductions from net assets attributed to:
Withdrawals and distributions	46,424

Net decrease prior to transfer	(33,101)

Transfer of assets:
To the Plan	174,318
Net increase in net assets	141,217

Net assets available for benefits:
Beginning of year	924,860

End of year	$ 1,066,077

See notes to financial statements.

SOCKET COMMUNICATIONS, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Socket Communications, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1996 by Socket Communications, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2002, the Plan document was amended to incorporate certain provisions from the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) and GUST amendments.

During 2000, the Company purchased 3rd Rail Engineering, Inc. The Company maintained the 3rd Rail Engineering, Inc. 401(k) Plan as a separate plan until 2002 when the Company merged the 3rd Rail Engineering, Inc. 401(k) Plan into the Plan.

Administration - Under the terms of the Plan, a group of designated officers of the Company act as the trustee. The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator to process and maintain the records of participant data and U.S. Bancorp Piper Jaffray (Piper Jaffray) to act as the custodian. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by Piper Jaffray and invested based solely upon instructions received from participants. The Company's common stock is also an investment option.

The Plan's investments in mutual funds and company common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 2 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute up to 20% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make qualified non-elective matching contributions as defined in the Plan. No qualified non-elective matching contribution has been made for the year ended December 31, 2002.

Vesting - Participants are fully vested in their account at all times.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on eligible employee compensation, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount, installments, employer securities or other marketable securities equal to the value of the participant's account. The Plan allows for the automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's account balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Plan administrator. Outstanding loans at December 31, 2002 carry an interest rate of 4.75%.

NOTE 3 - PLAN MERGER/TRANSFER

In conjunction with the acquisition of 3rd Rail Engineering, Inc. by the Company, assets totaling approximately $174,000 were transferred from the 3rd Rail Engineering, Inc. 401(k) Plan into the Plan during 2002.

NOTE 4 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan's net assets at December 31:

	2002	2001

Alliance Premier Growth Fund	$ 145,785	$ 135,163
Lord Abbett Mid Cap Value Fund	180,812
MFS Ser TR V Total Return Fund	76,773
PIMCO Total Return Fund	65,772
Vanguard 500 Index Fund	117,711
First American Prime Obligations Fund	273,682	248,166
First American Income Equity Index		81,726
Putnam George Fund		51,365
Putnam New Opportunities Fund		166,119
Socket Communications Common Stock Fund	112,333	200,986
Other Funds individually less than 5% of net assets	91,609	41,309

Assets held for investment purposes	$ 1,064,477	$924,834

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the year ended December 31, 2002:

Common stock	($ 131,571)
Mutual funds	(135,265)
Total	($ 266,836)

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their account in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2002 and 2001 was as follows:

Date	Number of shares	Fair value
2002	156,018	$112,333
2001	119,635	$200,986

NOTE 6 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

SOCKET COMMUNICATIONS, INC.
Registrant

Date: June 27, 2003	____________________________
Kevin J. Mills President and Chief Executive Officer

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Kevin Mills Kevin Mills	President and Chief Executive Officer (Principal Executive Officer)	June 27, 2003
/s/ Charlie Bass Charlie Bass	Chairman of the Board	June 27, 2003
/s/ David W. Dunlap David W. Dunlap	Vice President of Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)	June 27, 2003
/s/ Michael Gifford Michael Gifford	Executive Vice President and Director	June 27, 2003
/s/ Enzo Torresi Enzo Torresi	Director	June 27, 2003
/s/ Gianluca Rattazzi Gianluca Rattazzi	Director	June 27, 2003
/s/ Peter Sealey Peter Sealey	Director	June 27, 2003
/s/ Leon Malmed Leon Malmed	Director	June 27, 2003

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Socket Communications, Inc. 401(K) Plan (the "Plan") on Form 11-K as of December 31, 2002 and 2001, for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David W. Dunlap, Trustee, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By: /s/ David W. Dunlap
Name: David W. Dunlap
Title: Vice President of Finance and
         Administration and Chief Financial
         Officer (Principal Financial Officer)
Date: June 27, 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-106502) of Socket Communications, Inc. of our report dated June 12, 2003, relating to our audits of financial statements which is filed with the Securities and Exchange Commission of the Socket Communications, Inc. 401(k) Plan as of December 31, 2002 and 2001, and for the year ended December 31, 2002, which report is included in this Annual Report on Form 11-K.

By /s/ Mohler, Nixon & Williams
         ---------------------------------------
         MOHLER, NIXON & WILLIAMS
         Accountancy Corporation

Campbell, California
June 27, 2003